



SEC
16022441
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

| SEC FILE NUMBER |
|---|
| 8-35085 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/2015 (MM/DD/YY) AND ENDING 08/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conover Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 108th AVE NE, SUITE 725
(No. and Street)

BELLEVUE (City) WA (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON TRIBBEL 425-777-4676
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVENUE, SUITE 170 (Address) NORTHRIDGE (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**Conover Securities Corporation**
**Report Pursuant to Rule 17a-5 (d)**
**Financial Statements**
**For The Year Ended August 31, 2016**

## OATH OR AFFIRMATION

I, JON TRIBBEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONOVER SECURITIES CORPORATION, as of AUGUST 31ST, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC HOVE
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
MARCH 1, 2017

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Conover Securities Corporation

We have audited the accompanying statement of financial condition of Conover Securities Corporation as of August 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Conover Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conover Securities Corporation as of August 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Conover Securities Corporation's financial statements. The supplemental information is the responsibility of Conover Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
November 28, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

**Conover Securities Corporation**
**Statement of Financial Condition**
**August 31, 2016**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalent | $ | 30,287 |
| Deposit at clearing firm | | 15,002 |
| Commissions receivable | | 19,144 |
| Accounts receivable | | 13,227 |
| **Total assets** | $ | 77,660 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Account payable and accrued expenses | $ | 15,898 |
| **Total liabilities** | | 15,898 |
| Commitments and contingencies | | |
| **Stockholder's equity** | | |
| Common stock, $10 par value, 50000 shares authorized, 26800 shares issued and outstanding. | | 228,000 |
| Accumulated deficits | | (166,238) |
| **Total stockholder's equity** | | 61,762 |
| **Total liabilities and stockholder's equity** | $ | 77,660 |

*The accompanying notes are an integral part of these financial statements.*

**Conover Securities Corporation**
**Statement of Operations**
**For The Year Ended August 31, 2016**

| | | |
|---|---|---|
| **Revenues** | | |
| Commission income | $ | 490,583 |
| Interest and dividend | | 128 |
| **Total revenues** | | 490,711 |
| **Expenses** | | |
| Employee conpensation and benefits | | 305,629 |
| Commission expense | | 48,236 |
| Communication and data processing | | 29,399 |
| Occupancy and equipment rental | | 46,499 |
| Other operating expenses | | 87,899 |
| **Total expenses** | | 517,662 |
| **Income tax provision** | | - |
| **Net income (loss)** | $ | (26,951) |

*The accompanying notes are an integral part of these financial statements.*

**Conover Securities Corporation**
**Statement of Changes in Stockholder's Equity**
**For The Year Ended August 31, 2016**

| | Common Stock | Accumulated deficits | Total |
|---|---|---|---|
| **Balance at August 31, 2015** | $ 194,500 | $ (139,287) | $ 55,213 |
| Issuance of common stock | 33,500 | - | 33,500 |
| Net income (loss) | - | (26,951) | (26,951) |
| **Balance at August 31, 2016** | $ 228,000 | $ (166,238) | $ 61,762 |

*The accompanying notes are an integral part of these financial statements.*

**Conover Securities Corporation**
**Statement of Cash Flows**
**August 31, 2016**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ (26,951) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | $ 1,038 | |
| (Increase) decrease in : | | |
| Commissions receivable | (8,958) | |
| Accounts receivable | (11,603) | |
| Receivable, related party | 39,718 | |
| (Decrease) increase in : | | |
| Account payable and accrued expenses | 3,443 | |
| Total adjustments | | 23,638 |
| **Net cash provided by (used in) operating activities** | | (3,313) |
| **Net cash provided by (used in) investing activities** | | - |
| **Cash flow from financing activities:** | | |
| Issuances of common stock | 33,500 | |
| **Net cash provided by (used in) financing activities** | | 33,500 |
| **Net increase (decrease) in cash** | | 30,187 |
| **Cash at August 31, 2015** | | 100 |
| **Cash at August 31, 2016** | | $ 30,287 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | - |
| Income taxes | - |

*The accompanying notes are an integral part of these financial statements*

**Conover Securities Corporation**
**Notes to Financial Statements**
**August 31, 2016**

## NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Organization*

Conover Securities Corporation (the "Company") was incorporated in the State of Washington on November 1, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services. The Company is authorized to be (1) a mutual fund retailer, (2) a municipal securities broker, (3) a broker or dealer selling variable life insurance or annuities, (4) and a non-exchange member arranging for transactions in listed securities by exchange member.

The Company is a wholly-owned subsidiary of Abacus Group, LLC (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable and accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Mutual fund and annuity income are recognized when earned.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

## NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 8).

## NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at August 31, 2016 was $15,002.

## NOTE 3: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

| | Current | Deferred | Valuation Allowance | Total |
|---|---|---|---|---|
| Federal | $ - | $ 2,776 | $ (2,776) | $ - |
| State | - | - | - | - |
| Total income taxes expense (benefit) | $ - | $ 2,776 | $ (2,776) | $ - |

The Company has available at August 31, 2016, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $2,776. The net operating loss begins to expire in the year 2036.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

## NOTE 4: RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent whereby the Company pays the Parent for use of its facilities. Under this agreement, the Company paid the Parent $46,499 for rent and utilities. The Company also paid the Parent $12,601 for miscellaneous overhead expenses.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## NOTE 5: COMMITMENTS AND CONTINGENCIES

*Commitments*

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of August 31, 2016, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

## NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at August 31, 2016 or during the year then ended.

## NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## NOTE 9: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending August 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2016, the Company had net capital of $48,535 which was $43,535 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($15,898) to net capital was 0.33 to 1.

**Conover Securities Corporation**
**Notes to Financial Statements**
**August 31, 2016**

## NOTE 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $6,300 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 54,835 |
| Adjustments | | |
| Accumulated deficits | $ (6,300) | |
| | | (6,300) |
| Net capital per audited statements | | $ 48,535 |

## CONOVER SECURITIES CORPORATION

### Schedule I - Computation of Net Capital Requirements

### Pursuant to Rule 15c3-1

### As of August 31, 2016

| **Computation of net capital** | | | | |
|---|---|---|---|---|
| Common stock | $ | 228,000 | | |
| Accumulated deficits | | (166,238) | | |
| **Total stockholder's equity** | | | $ | 61,762 |
| Less: Non-allowable assets | | | | |
| Accounts receivable | | (13,227) | | |
| **Total non-allowable assets** | | | | (13,227) |
| **Net Capital** | | | | 48,535 |
| **Computation of net capital requirements** | | | | |
| Minimum net capital requirement | | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 1,060 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| Net capital required (greater of above) | | | | 5,000 |
| **Excess net capital** | | | $ | 43,535 |
| Aggregate indebtedness | | | $ | 15,898 |
| Ratio of aggregate indebtedness to net capital | | | | 0.33 : 1 |

There was a difference of $6,300 between net capital computation shown here and the net capital conputation shown on the Company's unaudited Form X-17A-5 reported dated August 31, 2016. (See Note 11).

*See independent auditor's report*

## CONOVER SECURITIES CORPORATION

### Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

### As of August 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

**Conover Securities Corporation**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For The Year Ended August 31, 2016**


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Conover Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Conover Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Conover Securities Corporation stated that Conover Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Conover Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Conover Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
November 28, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

**WE FOCUS & CARE**™





BELLEVUE
155 108th Avenue NE, Suite 725, Bellevue, WA 98004-5948
P.O. Box 90007, Bellevue, WA 98009-9007
425-455 1040 · 800-257-2560 · FAX 425-455-9322

# Assertions Regarding Exemption Provisions

We, as members of management of Conover Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending September 1, 2015 through August 31, 2016.

Conover Securities Corporation

By:

Jon Tribbel - President

October 5th 2016